Exhibit 99.1

[ACACIA RESEARCH CORPORATION LETTERHEAD]

NOTICE OF REDEMPTION TO HOLDERS OF
ACACIA RESEARCH-COMBIMATRIX COMMON STOCK

To Holders of Acacia Research-Combimatrix Common Stock:

We are exercising our right to redeem all of the issued and outstanding shares of Acacia Research-CombiMatrix common stock in accordance with Section 2.4(c) of our Amended and Restated Certificate of Incorporation. This notice is being delivered to you in accordance with Section 2.4(f) of our Amended and Restated Certificate of Incorporation.

All shares of Acacia Research-CombiMatrix common stock outstanding on [REDEMPTION DATE] will be redeemed in exchange for shares of common stock of Combimatrix Corporation. Each ten (10) shares of Acacia Research-CombiMatrix common stock shall be exchanged for one (1) share of CombiMatrix Corporation common stock, as of the redemption date, [REDEMPTION DATE].

Your original stock certificates for Acacia Research-CombiMatrix common stock must be surrendered at the following address:

[ADDRESS OF EXCHANGE AGENT]

Upon receipt of all of your original stock certificate(s) for Acacia Research-CombiMatrix common stock at the foregoing address, we will deliver to you an original share certificate for one (1) share of CombiMatrix Corporation common stock for every ten (10) shares of the Acacia Research-CombiMatrix common stock issued in the name of the record holder. No fractional shares shall be issued by CombiMatrix Corporation, and if, after aggregating all shares of Acacia Research-CombiMatrix common stock held by you on the redemption date, you hold any block of less than ten (10) shares, you will receive a cash payment equal to the fair market value of the Acacia Research-CombiMatrix common stock determined in accordance with our Amended and Restated Certificate of Incorporation, in lieu of a fractional share of common stock of CombiMatrix Corporation.

Dividends on shares of Acacia Research-CombiMatrix common stock shall cease to be paid as of [REDEMPTION DATE], subject, however, to Section 2.4(f)(ix) of our Amended and Restated Certificate of Incorporation.

As of the date hereof, there are 52,788,838 shares of Acacia Research-CombiMatrix common stock issued and outstanding. In addition, there are warrants to acquire [13,601,863] shares of Acacia Research-CombiMatrix common stock, at exercise prices ranging from [$_____] to [$_____], with a weighted average exercise price of $1.09 per share, and there are options to acquire [8.6 million] shares of Acacia Research-CombiMatrix common stock at exercise prices ranging from $1.33 to $24.00, with a weighted average exercise price of $5.70.

Accompanying this notice is a prospectus dated [DATE OF PROSPECTUS] regarding the issuance of CombiMatrix Corporation common stock to you upon the redemption.

Accompanying this notice is a prospectus dated [DATE OF PROSPECTUS] regarding the issuance of CombiMatrix Corporation common stock to you.

Sincerely,

Paul R. Ryan,
Chief Executive Officer

[DATE]
Newport Beach, California